UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2025

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 31, 2025, Immatics N.V. (the “Company” or “Immatics”) provided expanded data from the ongoing Phase 1b clinical trial evaluating IMA203 PRAME cell therapy in heavily pretreated patients with metastatic melanoma.

The data cutoff was April 7, 2025. As of the data cutoff, 33 heavily pretreated patients with metastatic melanoma were administered a one-time infusion of IMA203 at the recommended Phase 2 dose (RP2D; 1-10x109 total TCR T cells) in the Phase 1b dose expansion. This treated patient population consisted of patients with cutaneous melanoma (n=14), uveal melanoma (n=16), mucosal melanoma (n=2) and melanoma of unknown primary (n=1). These patients had a median of 2 lines of prior systemic treatment, with a median of 1 line of prior treatment with immune checkpoint inhibitors. The subgroup of patients with cutaneous melanoma had a median of 2.5 lines of prior systemic treatment, with a median of 2 lines of prior treatment with immune checkpoint inhibitors.

Safety Data. The safety population included 74 patients from the Phase 1a dose escalation and Phase 1b dose expansion across all dose levels and all tumor types. As shown in the table below, the most frequent treatment-emergent adverse events (“TEAEs”) were anticipated cytopenias (Grade 1-4) associated with lymphodepletion as well as mostly mild to moderate cytokine release syndrome (CRS) (Grade 1: 37% of patients, Grade 2: 47% of patients, Grade 3: 11% of patients, Grade 4: no patients). Some patients infrequently experienced immune effector cell-associated neurotoxicity syndrome (ICANS), which was manageable and mostly mild (Grade 1: 5% of patients, Grade 2: 4% of patients, Grade 3: 4% of patients, Grade 4: no patients). No Grade 5 IMA203-related adverse events were observed in the safety population. The tolerability profile in the melanoma subset was generally consistent with the full IMA203 tolerability profile.

TEAEs Occurring in in ≥20% of Patients

Patients are counted only once per adverse event and severity classification. 1Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these Grade ≥ 3 TEAEs only after second infusion, which are included in the table: First patient: CRS, diarrhea; Second patient: neutropenia, thrombocytopenia.

Anti-tumor Activity. The table and graphic below set forth the observed anti-tumor activity of IMA203 in the melanoma efficacy population in the Phase 1b clinical trial.

	All melanoma(1,2) (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma(2) (n=16)
Confirmed Objective Response Rate	56% (18/32)	50% (7/14)	67% (10/15)
Objective Response Rate	64% (21/33)	57% (8/14)	69% (11/16)
Disease Control Rate (week 6)	91% (30/33)	93% (13/14)	88% (14/16)
(1)	Melanoma efficacy population includes n=3 patients with other melanoma subtypes (n=2 mucosal melanoma, n=1 melanoma of unknown primary).

(2)	cORR excludes 1 uveal melanoma patient with ongoing unconfirmed PR.

Best Overall Response in Melanoma Efficacy Population

*Maximum change of target lesions and RECIST1.1 response at different timepoints. 1 Patient out of study due to progressive disease (external assessment). 2 Patient out of study at data-cut (withdrew consent); BL: baseline; (c)CR: (confirmed) complete response; (c)PR: (confirmed) partial response; SD: stable disease; PD: progressive disease.

Durability of Response. The table and graphic below set forth the duration of response in the melanoma efficacy population in the Phase 1b clinical trial.

	All melanoma (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma (n=16)
Median duration of response (range) (in months)	12.1 (1.8+, 32.6+)	Not reached (4.2, 32.6+)	11.0 (1.8+, 31.6)
Median follow up (in months)	13.4	16.7	13.4

Duration of Response

1 Patient out of study due to PD (external assessment); 2 Patient out of study at data-cut (withdrew consent); SD: stable disease; PD: progressive disease; BL: baseline; (c)PR: (confirmed) partial response; (c)CR: (confirmed) complete response

Survival Outcomes. The tables below set forth the median progression free survival and median overall survival in the melanoma efficacy population in the Phase 1b clinical trial. In addition, the progression-free survival rate was 53% at six months and 27% at 12 months. The overall survival rate was 61% at 12 months.

	All melanoma (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma (n=16)
Median progression free survival (range) (in months)	6.1 (1.4, 34.0+)	6.0 (1.4, 34.0+)	8.5 (1.4, 32.9)
Median follow up (in months)	14.4	14.4	8.7

	All melanoma (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma (n=16)
Median overall survival (range) (in months)	15.9 (2.4, 34.2+)	13.9 (2.4, 34.0+)	16.2 (3.2+, 34.2+)
Median follow up (in months)	14.4	14.4	14.5

For patients with less than 50% tumor size reduction  (including tumor size increase), the median progression free survival was 5.8 months at a median follow up of 8.7 months (n=19). For patients with 50% or more tumor size reduction (n=14), the median progression free survival was 12.9 months at a median follow up of 19.5 months.

Translational Data. Translational analyses demonstrated that treatment with IMA203 resulted in the shrinkage of metastatic target lesions throughout the body. This included reductions in difficult-to-treat metastases, such as liver, lung, lymph node, abdomen/peritoneum, skin and others. Some individual lesions had a complete resolution (-100%). All patients who had a best overall response of progressive disease according to RECIST 1.1 (n=3) experienced shrinkage of individual lesions.

IMA203 is currently being evaluated in two ongoing clinical trials: a Phase 1b clinical trial with an expansion into uveal melanoma, and the SUPRAME Phase 3 trial in patients with previously treated advanced or metastatic cutaneous melanoma. SUPRAME is planned to be conducted in more than 50 sites in North America and Europe.

IMA203 PRAME cell therapy products are manufactured from a patient’s leukapheresis (with no surgery required) within 7-8 days, followed by 7-day QC release testing at 95% success rate as of April 7, 2025 to achieve the target dose (1-10x109 TCR T cells).

* * *

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available a presentation and an updated corporate presentation, copies of which are attached hereto as Exhibit 99.2 and Exhibit 99.3.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1, 99.2 and 99.3 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 31, 2025
99.2	IMA203 PRAME Cell Therapy Phase 1b Data Presentation
99.3	Corporate presentation dated May 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: June 2, 2025
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer